UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

     Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date May 9, 2005	By	/s/ Rochiman Sukarno

(Signature)

ROCHIMAN SUKARNO
Head of Investor Relation

FULL YEAR 2004 RESULTS
(Audited)
Date: May 6, 2005
No: C.TEL 138/PR110/UHI/2005

This document contains certain financial conditions and results of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM do not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.

Tickers
NYSE:   TLK   LSE: TKIA   JSX: TLKM

Divisions
Telkom Regions: I, II, III, IV, V, VI
KSO Region: VII

Shares in issues
20,159,999,280 shares as of 28 Sept 2004 after stock split 1:2

Major Shareholders
Govt. of Indonesia: 51.19%
Public: 48.81%

Conversion Rates (US$ 1.00)
2003 =Rp.8,440 (Dec 31, 2003)
2004 =Rp.9,290 (Dec 31, 2004)

FINANCIAL HIGHLIGHTS

	FY-03	FY-04	Growth
Key Indicators	(Rp. Bn)	(Rp. Bn)	(%)

Operating Revenues	27,116	33,948	25.2
Operating Expenses	15,140	20,021	32.2
Operating Income	11,976	13,927	16.3
EBITDA	17,486	21,238	21.5
Net Income	6,087	6,129	0.7
Net Income/share (Rp)	301.95	304.03	0.7
Net Income/ADS (Rp)	12,077.83	12,161.13	0.7
EBITDA Margin (%)	64.5%	62.6%	-1.9%

OPERATIONAL HIGHLIGHTS

Description	Unit	FY-03	FY-04	Growth (%)

TELKOM
LIS Wireline	(000)	8,214	8,559	4.2
LIS Wireless	(000)	265	1,429	439.8
Total	(000)	8,479	9,989	17.8

TELKOMSEL
Customer:
Postpaid	(000)	1,007	1,328	31.9
Prepaid	(000)	8,582	11,558	34.7
KARTU As	(000)	—	3,405	—
Total	(000)	9,589	16,291	69.9

HIGHLIGHTS

➢	EBITDA Margin consolidated remains strong at 62.6%

➢	TelkomFlexi has covered 192 cities with 1,139 BTS

➢	TIC-007 market share reached 25%

➢	Telkomsel still dominates the cellular market with 54% subscriber market share and more than 60% revenues share

➢	Telkomsel’s subscriber reached 16.3 mn at the end of FY04

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT FOR THE YEAR END 2004 RESULTS
(Audited)

Jakarta, May 6, 2005 - PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or “the Company”), has announced its operational and audited consolidated financial statements results for the year end 2004. All financial figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP) and expressed an unqualified opinion from the Auditor.

FINANCIAL RESULTS

INCOME STATEMENT

Year ended December 31, 2004 compared to year ended December 31, 2003 :

Net Income

For the full year 2004, the Company recorded an increase in Net Income by 0.7% to Rp.6,129.2 bn.

TELKOM still maintain high growth rate in Operating Revenues by 25.2%

As a result of the amendment of the KSO agreement, TELKOM obtained the legal right to control financial and operation decision of KSO IV. Accordingly, TELKOM has accounted for this transaction as a “Business combination” using the Purchase method of accounting instead of the Revenue Sharing Arrangement (RSA) of accounting which implemented since Q1 to Q3

Operating Revenues increased by Rp. 6,831.8 bn or 25.2% compared to the same period last year, summarized as follows:

▪	Data and Internet Revenues increased by Rp. 1,700.2 bn or 54.7%, mainly due to the growth in TelkomNet Instan usage by 49.5% to 2.4 bn minutes and the growth in SMS production by 56.5% to 11.0 bn, as well as the general growth in data and communications market in Indonesia (including use of frame relay, VPN and international leased line services).

▪	Interconnection Revenues increased by Rp.2,025.8 bn or 48.7%, mainly due to growth in interconnection traffic by 23.3% to 11.2 mn minutes.

▪	Cellular Revenues increased by Rp. 1,962.5 bn or 23.2%, mainly due to the increase in total Telkomsel’s subscriber by 69.9%

▪	Fixed phone Revenues increased by Rp.1,748.2 bn or 19.6% compared to the same figure of last year, as a result of the 439.8% growth in the number of subscribers for fixed wireless, and the increase of DLD pulse production and the fixed line tariff increase. It was also contributed by Rp.969 bn from the consolidation of Regional Division IV.

Operating Expenses increased by Rp. 4,880.7 bn or 32.2%, summarized as follows :

▪	Marketing Expenses increased by Rp.379.0 bn or 75.4%, mainly due to the increase in Advertising Expense as a result from aggressive marketing for new products.

•	Operation & Maintenance Expense increased by Rp. 1,190.9 bn or 35.7%, mainly due to an increase in Telkomsel’s operations and maintenance expenses arising from the 66% growth in its overall capacity to 17.9 mn subscribers, and an increase in expenses for TELKOM and Telkomsel prepaid cards due to a substantial increase in subscribers.

•	Depreciation Expense increased by Rp. 1,659.0 bn or 34.7%, mainly resulted from additional fixed assets from Regional Division IV , new capitalization and accelerated depreciation in Telkomsel.

•	Personnel Expense increased by Rp1,130.7 bn or 25.5%, mainly due to the increase of Rp.844 bn in Pension Cost, , and an increase in basic salary and allowance of TELKOM’s employees by 8%.

•	General & Administrative Expense increased by Rp.521.0 bn or 25.1%, mainly due to additional amortization of intangible assets arising from the acquisitions of KSO IV and TMC, and the 80% increase in training, education and recruitment expenses.

EBITDA grew by 21.5%

For the year ended December 31, 2004, TELKOM recorded Operating Income of Rp.13,927.1 bn or increased by 16.3% and EBITDA of Rp. 21,238.0 bn or increased by 21.5%, compared to the same period last year

Other Charges increased by 250.8% from Rp.524.1 bn to Rp.1,838.5 bn in year end 2004, mainly due to the Loss on foreign exchange of Rp. 1,220.8 bn. This amount include forex loss arising from liabilities related to business acquisition in Regional Division IV.

CAPITAL EXPENDITURE

TELKOM’s CAPEX spending reached Rp.8,961.7 bn

TELKOM (unconsolidated)

During the year 2004, the Company has spent Rp. 8,961.7 bn for CAPEX (payment based), which consist of:

Amount (Rp. Bn)
Infrastructure	3,049.2
Commercial services	1,028.4
Supporting services	295.6
Long Term investment	4,588.5
Total	8,961.7

TELKOMSEL

Increase in network & subscribers capacities

From January to December 2004, Telkomsel added Rp.5,000.0 bn (US$ 556 mn) to fixed-assets for network infrastructures and other investments. Cash spending on capex for the full year 2004 was Rp.5,400.0 bn (US$ 601 mn). There were 1,385 new BTS’s and 7.1 mn subscribers capacity added in 2004. Overall network capacity as of end of December 2004 was approximately 17.9 mn subscribers.

CONSOLIDATED DEBT

As of December 31, 2004, breakdown of debt portfolio (short-term and long-term) in foreign currencies and Rupiah equivalents was as follows:

Consolidated debt composition:

Rp Equivalent
Currencies	Years	(bn)	Portion (%)

IDR/ Rupiah	2003 2004	4,485.1 4,550.0	29.3 27.4

Foreign Crncy	2003 2004	10,830.6 12,066.4	70.7 72.6

Total	2003 2004	15,315.7 16,616.3	100.0 100.0

TELKOM’s DEBTs (unconsolidated)

As of December 31, 2004, breakdown of debt portfolio (short-term and long-term) in original currencies and Rupiah equivalents was as follows:

Rp Equivalent
Currencies	Years	(bn)	Portion (%)

IDR/ Rupiah	2003 2004	4,433.3 4,527.9	34.0 30.9

Foreign Crncy	2003 2004	8,599.7 10,117.5	66.0 69.1

Total	2003 2004	13,033.0 14,645.4	100.0 100.0

TELKOM hedges its foreign currencies exposures through time deposit placement, mainly in US Dollar. As of December 31, 2004, the Company’s deposit covered approximately 4.02% of foreign debts from January 1, 2005 to December 31, 2005.

OPERATIONAL RESULTS

Fixed-Lines in Service (including Fixed Wireless)

As of December 31, 2004 TELKOM, including KSO VII, recorded 9.99 mn fixed lines in service, consisting of 8.56 mn fixed wireline and 1.43 mn fixed wireless.

Net additional lines in service during the full year 2004 reached the amount of 1.51 mn lines, which was higher than the figure of last year amounted to 0.73 mn lines. Penetration rate for the year 2004 was 3.82 or increased by 7.93% compared to same period last year.

Fixed-Wireless CDMA Services

During 2004, net add of LIS Flexi reached 1,16 mn lines

As of December 31, 2004, TELKOMFlexi contributed to TELKOM revenues in the amount of Rp.606.7 bn which was generated from voice, SMS, and interconnection.

TELKOMFlexi performance as of December 31, 2004 are as follows:

TELKOM Flexi has covered 192 cities in 2004

Descriptions	Unit	FY03	FY04	Growth(%)

Line in service
Classy/Postpaid	Subs	228,114	683,963	199.8
Trendy/Prepaid	Subs	36,673	745,405	1,932.6
Total	Subs	264,787	1,429,368	439.8

Sales
Classy/Postpaid	Subs	227,612	595,427	161.6
Trendy/Prepaid	Subs	36,673	888,724	2,323.4
Total	Subs	264,285	1,484,151	461.6

ARPU (12 months average)
Classy/Postpaid	Rp.(000)	154	94	(39.2)
Trendy/Prepaid	Rp.(000)	24	20	(16.7)
Blended	Rp.(000)	141	60	(57.5)

NETWORK
BTS	unit	396	1,139	187.6

Number of city in service	city	38	192	405.3

TELKOM International Call 007 (TIC-007)

As of December 31, 2004, TIC-007 generated revenues with the figure as follows:

Description	Unit	Incoming	Outgoing	Total

Traffic	mn. minutes	224.1	62.0	286.1

Revenue	Rp. Bn	169.1	340.6	509.7

Cellular Services

Telkomsel still dominates cellular market

Telkomsel is the largest mobile communication company in Indonesia with 54% subscriber’s market share and total subscribers of 16.3 mn as of 31 December 2004.

Data and Internet Services

SMS is key driver of the growth

As of December 31, 2004, the total access to TELKOMNet Instan connectivity amounted to 2,389.2 mn minutes or increased by 49.5% from the same period last year. Meanwhile, the use of TELKOMSave and TELKOMGlobal access through VoIP respectively amounted 11.4 mn minutes and 59.8 mn minutes or increased by 9.6% and 18.5%, respectively. The total number of Telkomsel’s SMS production increased by 56.5% to 11.0 mn SMS.

HUMAN RESOURCES

Early retirement program is still continued

As of December 31, 2004, the total number of TELKOM’s (as a single entity) employees was 29,375 persons consisting of 25,823 persons in TELKOM Regions and 3,552 persons in KSO Region.

Productivity per employee as measured by the number of fixed lines in service per employee as of December 31, 2004 was 340 compare to 255 for 2003. During the year 2004, 1,186 employees have participated in the Company’s early retirement program, with total compensation Rp 450 bn (including tax).

RECENT DEVELOPMENTS

INTERIM DIVIDEND FOR THE YEAR 2004

On December 8, 2004, TELKOM announced the distribution of interim dividend for the year 2004 in the amount of Rp. 7.112 (seven rupiah and one-hundred and twelve per one thousand rupiah) with nominal value of Rp.250 (two-hundred fifty rupiah) per share to all of its registered shareholders.

The interim dividend was approved based upon the result of the Company’s Financial Statement ended on September 30, 2004.

TELKOM ACQUIRE THE REMAINING 9.68% SHARE OF TOMEN AT PT DAYAMITRA TELEKOMUNIKASI

On December 14, 2004 TELKOM and TM Communication have signed a Sales and Purchase Agreement for the sales of the remaining 9.68% shares owned by TM Comm in PT Dayamitra Telekomunikasi (DMT), KSO Partner in regional division VI Kalimantan.

Payment for the shares in the amount of USD 16.2 mn will be paid on March 26, 2006 through an escrow account in Citibank Singapore. TELKOM is obligated to make a monthly payment of USD 787,390 to the escrow account starting from December 26, 2004 until March 26, 2006.

TELKOM ISSUES IDR 1.125 TRILLION MEDIUM-TERM NOTE

On December 17, 2004, TELKOM announced the issuance of IDR 1,125 bn Medium Term Notes (MTN), earmarked to refinance some of the Company’s obligation which are mostly denominated in foreign currencies. The MTN is issued through a private placement mechanism and are broken down into four tranches with maturities in June 15, 2005; December 15, 2005; June 15, 2006; and June 15, 2007, respectively.

Corporate Secretary,

ADEK JULIANWAR

Table 1
PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2004

	2003	2004
	Rp. mn	Rp. mn
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5,094,472	4,856,123
Temporary investments	4,006	19,949
Trade accounts receivable
Related parties - net of allowance for doubtful accounts of Rp110,932 million in 2003, and Rp64,928 million in 2004	410,923	419,104
Third parties - net of allowance for doubtful accounts of Rp332,960 million in 2003, and Rp457,138 million in 2004	2,422,005	2,899,999
Other accounts receivable - net of allowance for doubtful accounts of Rp45,544 million in 2003, and Rp9,236 million in 2004	170,121	55,769
Inventories - net of allowance for obsolescence of Rp40,489 million in 2003, and Rp54,733 million in 2004	154,003	203,085
Prepaid expenses	429,695	628,069
Prepaid taxes	212,282	77,228
Other current assets	45,083	44,608

Total Current Assets	8,942,590	9,203,934

NON-CURRENT ASSETS
Long-term investments - net	64,648	82,613
Property, plant and equipment - net of accumulated depreciation of Rp23,581,559 million in 2003, and Rp29,297,163 million in 2004	34,775,140	39,572,099
Property, plant and equipment under revenue- sharing arrangements - net of accumulated depreciation of Rp791,645 million in 2003, and Rp694,570 million in 2004	305,041	499,127
Prepaid pension benefit costs	288,222	91,262
Advances and other non-current assets	175,954	1,372,351
Goodwill and other intangible assets - net of accumulated amortization of Rp973,704 million in 2003, and Rp1,846,034 million in 2004	5,144,050	5,411,425
Advance payments for investments in shares of stock	65,458	—
Escrow accounts	522,146	36,281

Total Non-current Assets	41,340,659	47,065,158

TOTAL ASSETS	50,283,249	56,269,092

Table 1 (continued)
PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2004

	2003	2004
	Rp. mn	Rp. mn
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable
Related parties	657,478	643,094
Third parties	3,109,854	3,611,456
Other accounts payable	187,938	5,073
Taxes payable	1,513,038	1,592,479
Dividends payable	3,779	62,689
Accrued expenses	1,185,210	1,051,366
Unearned income	763,211	1,030,000
Advances from customers and suppliers	268,148	278,430
Short-term bank loans	37,642	1,101,633
Current maturities of long-term liabilities	3,443,516	2,300,822

Total Current Liabilities	11,169,814	11,677,042

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	3,546,770	3,352,171
Unearned income on revenue-sharing arrangements	111,732	360,332
Unearned initial investor payments under joint operation schemes	31,584	20,453
Provision for long service awards	491,037	572,303
Provision for post-retirement benefits	2,063,524	1,841,146
Accrued pension and other post-retirement benefits costs	13,239	32,007
Long-term liabilities — net of current maturities
Two-step loans — related party	6,858,910	5,363,283
Notes and bonds	2,102,502	2,331,465
Bank loans	2,115,797	1,775,799
Liabilities of business acquisitions	746,974	3,743,317
Suppliers’ credit loans	671	—
Bridging loan	510	—
Other long-term debt	9,153	—

Total Non-current Liabilities	18,092,403	19,392,276

MINORITY INTEREST	3,708,155	4,938,432

STOCKHOLDERS’ EQUITY
Capital stock1) — Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Difference in value of restructuring transactions between entities under common control	(7,288,271)	(7,288,271)
Difference due to change of equity in associated companies	385,595	385,595
Unrealized holding gain on available-for-sale securities	—	884
Translation adjustment	224,232	229,595
Retained earnings
Appropriated	1,559,068	1,680,813
Unappropriated	16,318,920	19,139,393

Total Stockholders’ Equity	17,312,877	20,261,342

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	50,283,249	56,269,092

Table 2
PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

	2003	2004
	Rp. mn	Rp. mn
OPERATING REVENUES
Telephone
Fixed lines	8,896,865	10,645,021
Cellular	8,458,830	10,421,298
Interconnection	4,162,148	6,187,981
Joint operation schemes	1,486,307	656,614
Data and Internet	3,108,562	4,808,742
Network	517,865	654,309
Revenue-sharing arrangements	258,464	280,576
Other telecommunications services	226,882	293,225

Total Operating Revenues	27,115,923	33,947,766

OPERATING EXPENSES
Personnel	4,440,096	5,570,778
Depreciation	4,779,520	6,438,557
Operations, maintenance and telecommunication services	3,338,693	4,529,587
General and administrative	2,078,777	2,599,847
Marketing	502,898	881,930

Total Operating Expenses	15,139,984	20,020,699

OPERATING INCOME	11,975,939	13,927,067

OTHER INCOME (CHARGES)
Gain on sale of long-term investment in Telkomsel	—	—
Interest income	366,024	317,941
Interest expense	(1,383,446)	(1,270,136)
Gain (loss) on foreign exchange - net	126,121	(1,220,760)
Equity in net income of associated companies	2,819	3,420
Others - net	364,338	331,050

Other income (charges) - net	(524,144)	(1,838,485)

INCOME BEFORE TAX	11,451,795	12,088,582
TAX EXPENSE
Current tax	(3,791,280)	(4,267,111)
Deferred tax	(69,810)	264,039

	(3,861,090)	(4,003,072)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	7,590,705	8,085,510
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES, net	(1,503,478)	(1,956,301)

NET INCOME	6,087,227	6,129,209

BASIC EARNINGS PER SHARE 1)
Net income per share (Rp)	301.95	304.03

Net income per ADS (Rp) (40 Series B shares per ADS)	12,077.83	12,161.13

Table 3
PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

	2003	2004
	Rp. mn	Rp. mn
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	8,201,928	10,084,558
Cellular	8,925,503	10,497,763
Joint operation schemes	1,195,563	547,487
Interconnection - net	4,203,802	5,766,444
Other services	3,932,084	6,663,500

Total cash receipts from operating revenues	26,458,880	33,559,752
Cash payments for operating expenses	(8,861,797)	(12,270,643)

Cash generated from operations	17,597,083	21,289,109

Interest received	369,982	321,677
Income tax paid	(3,905,317)	(4,132,359)
Interest paid	(1,178,332)	(1,348,919)
Cash receipt (refund) from/to customers and advances	(30,884)	(78,028)

Net Cash Provided by Operating Activities	12,852,532	16,051,480

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from investments and maturity of time deposits	1,895,199	285,264
Proceeds from sale of property, plant and equipment	255,750	67,196
Purchase of marketable securities and placements in time deposits	(679,500)	(404,268)
Sale of 12.72% of Telkomsel	—	—
Payment for cross-ownership transactions	—	—
Acquisition of businesses, net of cash acquired	141,985	(27,797)
Acquisition of property, plant and equipment	(9,007,186)	(8,568,862)
Payment of advances for the purchase of property, plant and equipment	—	(1,063,382)
Decrease in advances and others	96,830	123,026
Payments of advances for investments in shares of stock	(14,338)	—
Acquisition of long-term investments	—	(9,290)
Sale of long-term investments	5,398	—
Acquisition of intangible assets	—	—

Net Cash Used in Investing Activities	(7,305,862)	(9,598,113)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for debt issuance cost	—	(2,394)
Proceeds from bonds	—	—
Proceeds from Medium-term Notes	—	1,080,000
Repayments of long-term liabilities	(1,536,941)	(5,963,659)
Repayments of promissory notes	(1,513,064)	(1,637,917)
Cash dividends paid	(3,738,586)	(3,811,591)
(Increase) decrease in escrow accounts	(224,219)	485,866
Redemption of Telkomsel’s notes	(160,509)	(504,101)
Proceeds from borrowings	995,903	3,448,931

Net Cash Used in Financing Activities	(6,177,416)	(6,904,865)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(630,746)	(451,498)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	26,148	213,149

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,699,070	5,094,472

CASH AND CASH EQUIVALENTS AT END OF YEAR	5,094,472	4,856,123

Table 4
FINANCIAL RATIOS FOR THE YEAR ENDED DECEMBER 31, 2003 & 2004

	2003	2004	Growth (%)
1	2	3	4=(3-2)/2

Contribution of pulses to total fixed-phone revenue:
Local Calls (%)	26.45	30.01	3.57
Domestic Long Distance Calls (%)	47.27	39.87	(7.40)
Monthly subscription charges (%)	21.94	27.57	5.63
Installation charges (%)	2.51	1.89	(0.62)
Phone-card	0.39	0.15	(0.24)
Others (%)	1.45	0.51	(0.94)
Contribution to total operating revenues:
Cellular (%)	31.20	30.70	(0.50)
Fixed-phone (%)	32.76	31.36	(1.40)
Revenue under JOS (%)	5.53	1.93	(3.60)
Interconnection (%)	14.84	18.23	3.38
Network (%)	2.41	1.93	(0.49)
Data dan internet (%)	11.46	14.17	2.70
Revenue under RSA (%)	0.95	0.83	(0.13)
Other telecommunications services (%)	0.84	0.86	0.03
Average Fixed Phone Revenue (ARPU) per user/month (Rp)	163,612	177,571	8.53
EBITDA (Rp mn)	17,486,118	21,237,954	21.46
EBITDA margin (%)	64.49	62.56	(1.93)
Operating margin (%)	44.17	41.02	(3.14)
Profit Margin (%)	22.45	18.05	(4.31)
Current ratio (%)	80.06	78.82	(1.24)
Return on Assets (%)	12.11	10.89	(1.22)
Return on Equity (%)	35.16	30.25	(4.91)
Total Liabilities to Equity (%)	169.02	153.34	(15.68)
Gearing (Net Debt to Equity) (%)	58.80	52.51	(6.29)
Debt to Equity (%)	88.25	76.57	(11.68)
Debt to EBITDA (%)	87.37	73.05	(14.32)
Debt Service Ratio (Times)	3.6	5.9	2.31
EBITDA to Interest Expense (times)	12.6	16.7	4.08
EBITDA to Net Debt (%)	171.8	199.6	27.85

Table 5
FIXED TELEPHONE LINE
AS OF DECEMBER 31, 2003 and 2004

					GROWTH
		2003		2004	( % )
1	2	3a	3b	4	5=(4-3b)/3b
Exchange Capacity TELKOM Division
Wireline	Lines	7,810,766	8,581,055	8,786,887	2.40%
Wireless	Lines	666,050	666,050	1,952,644	193.17%
TELKOM Division	Lines	8,476,816	9,247,105	10,739,531	16.14%
Exchange Capacity KSO Division
Wireline	Lines	1,608,455	838,166	954,465	13.88%
Wireless	Lines	61,550	61,550	179,700	191.96%
KSO Division	Lines	1,670,005	899,716	1,134,165	26.06%
Exchange Capacity TELKOM & KSO Division
Wireline	Lines	9,419,221	9,419,221	9,741,352	3.42%
Wireless	Lines	727,600	727,600	2,132,344	193.07%
Total Exchange Cap. TELKOM & KSO (Wireline & Wireless)	Lines	10,146,821	10,146,821	11,873,696	17.02%
Installed Lines TELKOM Division
Wireline	Lines	7,235,035	7,974,212	8,264,999	3.65%
Wireless	Lines	659,497	712,847	2,309,212	223.94%
TELKOM Division	Lines	7,894,532	8,687,059	10,574,211	21.72%
Installed Lines KSO Division
Wireline	Lines	1,548,070	808,893	931,999	15.22%
Wireless	Lines	116,150	62,800	176,717	181.40%
KSO Division	Lines	1,664,220	871,693	1,108,716	27.19%
Installed Lines TELKOM & KSO Division
Wireline	Lines	8,783,105	8,783,105	9,196,998	4.71%
Wireless	Lines	775,647	775,647	2,485,929	220.50%
Total Installed Lines TELKOM & KSO (Wireline & Wireless)	Lines	9,558,752	9,558,752	11,682,927	22.22%
Subscribers TELKOM Division
Wireline	Lines	6,441,973	7,079,532	7,323,304	3.44%
Wireless	Lines	237,200	237,200	1,313,978	453.95%
TELKOM Division	Lines	6,679,173	7,316,732	8,637,282	18.05%
Subscribers KSO Division
Wireline	Lines	1,365,114	727,555	816,208	12.19%
Wireless	Lines	27,038	27,038	111,695	313.10%
KSO Division	Lines	1,392,152	754,593	927,903	22.97%
Subscribers TELKOM & KSO Division
Wireline	Lines	7,807,087	7,807,087	8,139,512	4.26%
Wireless	Lines	264,238	264,238	1,425,673	439.54%
Total Subscribers -TELKOM & KSO Division (Wireline & Wireless)	Lines	8,071,325	8,071,325	9,565,185	18.51%
Public Phone TELKOM Division
Wireline	Lines	350,327	381,029	391,673	2.79%
Wireless	Lines	549	549	3,695	573.04%
TELKOM Division	Lines	350,876	381,578	395,368	3.61%
Public Phone KSO Division
Wireline	Lines	56,914	26,212	28,165	7.45%
Wireless	Lines	—	—	—	0.00%
KSO Division	Lines	56,914	26,212	28,165	7.45%
Public Phone TELKOM & KSO Division
Wireline	Lines	407,241	407,241	419,838	3.09%
Wireless	Lines	549	549	3,695	573.04%
Total Public Phone TELKOM & KSO Division (Wireline & Wireless)	Lines	407,790	407,790	423,533	3.86%
Lis Fixed TELKOM Division
Wireline	Lines	6,792,300	7,460,561	7,714,977	3.41%
Wireless	Lines	237,749	237,749	1,317,673	454.23%
TELKOM Division	Lines	7,030,049	7,698,310	9,032,650	17.33%
Lis Fixed KSO Division
Wireline	Lines	1,422,028	753,767	844,373	12.02%
Wireless	Lines	27,038	27,038	111,695	313.10%
KSO Division	Lines	1,449,066	780,805	956,068	22.45%
Lis Fixed TELKOM & KSO Division
Wireline	Lines	8,214,328	8,214,328	8,559,350	4.20%
Wireless	Lines	264,787	264,787	1,429,368	439.82%
Total Lines In Services TELKOM & KSO Division	Lines	8,479,115	8,479,115	9,988,718	17.80%

Column 3a	Column 3b	Column 4
TELKOM Division includes :	TELKOM Division includes :	TELKOM Division includes :
Regional Division - I Sumatera	Regional Division - I Sumatera	Regional Division - I Sumatera
Regional Division - II Jakarta	Regional Division - II Jakarta	Regional Division - II Jakarta
Regional Division - III West Java	Regional Division - III West Java	Regional Division - III West Java
Regional Division - V East Java	Regional Division - IV Central Java	Regional Division - IV Central Java
Regional Division - VI kalimantan	Regional Division - V East Java	Regional Division - V East Java
	Regional Division - VI kalimantan	Regional Division - VI kalimantan

Table 6

PULSE PRODUCTION
AS OF DECEMBER 31, 2003 and 2004

					GROWTH
		2003		2004	( % )
1	2	3 a	3b	4	5=(4-3)/3

Production :
Subscriber -TELKOM Division
Wireline	Pulses	50,847,568,131	55,657,861,311	58,313,938,481	4.77%
Wireless (exclude data & sms)		214,407,400	214,407,400	59,345,925,249
Total Subscriber Production - TELKOM Division	Pulses	51,061,975,531	55,872,268,711

Subscriber -KSO Division
Wireline	Pulses	11,413,258,296	6,602,965,116	6,838,280,419	3.56%
Wireless (exclude data & sms)		4,221,250	4,221,250	7,526,023,968
Total Subscriber Production - KSO Division	Pulses	11,417,479,546	6,607,186,366

Subscriber TELKOM & KSO Division
Wireline	Pulses	62,260,826,427	62,260,826,427	65,152,218,900	4.64%
Wireless (exclude data & sms)		218,628,650	218,628,650	66,871,949,217
Total Subscriber Production - TELKOM & KSO Division	Pulses	62,479,455,077	62,479,455,077

Public Phone -TELKOM Division
Wireline	Pulses	13,795,904,238	15,907,818,683	13,850,294,140	-12.93%
Wireless (exclude data & sms)		2,444,370	2,444,370	1,849,564,741
Total Public Phone Production - TELKOM Division	Pulses	13,798,348,608	15,910,263,053

Public Phone - KSO Division
Wireline	Pulses	4,463,141,925	2,351,227,479	2,328,265,664	-0.98%
Wireless (exclude data & sms)		—	—	164,375,078
Total Public Phone Production - KSO Division	Pulses	4,463,141,925	2,351,227,479

Public Phone - TELKOM & KSO Division
Wireline	Pulses	18,259,046,162	18,259,046,162	16,178,559,804	-11.39%
Wireless (exclude data & sms)		2,444,370	2,444,370	2,013,939,819
Total Public Phone Production - TELKOM & KSO Division	Pulses	18,261,490,532	18,261,490,532

Lines in Services - Production
Wireline	Pulses	80,519,872,590	80,519,872,590	81,330,778,704	1.01%
Wireless (exclude data & sms)		221,073,020	221,073,020	68,885,889,036
Total LIS’s Pulse Production TELKOM & KSO Division	Pulses	80,740,945,609	80,740,945,609

Productivity Per Average Subscriber Line
Wireline	Pulses/Line	8,222	8,222	8,171	-0.61%
Wireless (* 2003 Pulse/Line, 2004 Second/Line)		1,603	1,603	79,143
Pulses Per Avrg,Subscr,Line ( TELKOM & KSO Division )	Pulses/Line	8,104	8,104

Productivity Per Average LIS
Wireline	Pulses/Line	10,093	10,093	9,697	-3.92%
Wireless		1,618	1,618	96,386
Pulses Per Average LIS ( TELKOM & KSO Division )	Pulses/Line	9,950	9,950	—

Wireless production : 2003 (pulsa), 2004	Column 3a	Column 3b	Column 4
(second)	TELKOM Division includes :	TELKOM Division includes :	TELKOM Division includes :
	Regional Division - I Sumatera	Regional Division - I Sumatera	Regional Division - I Sumatera
	Regional Division - II Jakarta	Regional Division - II Jakarta	Regional Division - II Jakarta
	Regional Division - III West Java	Regional Division - III West Java	Regional Division - III West Java
	Regional Division - V East Java	Regional Division - IV Central Java	Regional Division - IV Central Java
	Regional Division - VI kalimantan	Regional Division - V East Java	Regional Division - V East Java
		Regional Division - VI kalimantan	Regional Division - VI kalimantan

Table 7
PT. TELKOMSEL
BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2004

	2003	2004
	Rp. Mn	Rp. Mn	Growth

CURRENT ASSETS
Cash and cash equivalents	1,696,751	2,958,606	74%
Short-term investment	—	44,955	—
Acct. receivable - net of allow. for doubtful acct.	197,093	191,763	-3%
Accrued income	370,063	436,300	18%
Inventories	49,365	93,113	89%
Prepayments	296,629	328,766	11%
Claim for tax refund	37,045	39,413	—
Others	28,445	5,705	-80%
Total Current Assets	2,675,391	4,098,621	53%
LONG-TERM INVESTMENT	—	9,290	—
PROPERTY, PLANT AND EQUIPMENT
Fixed assets	16,536,443	21,004,836	27%
Work in progress	212,245	216,370	2%
Accumulated depreciation	(4,053,567)	(6,254,176)	-54%
PPE - Net Book Value	12,695,121	14,967,030	18%
OTHER ASSETS
Advances	—	439,257	—
Others	39,350	34,557	-12%
Total Other Assets	39,350	473,814	1104%
TOTAL ASSETS	15,409,862	19,548,755	27%

CURRENT LIABILITIES
Accounts payable	221,060	107,625	-51%
Accrued liabilities	1,101,910	1,257,606	14%
Taxes payable	548,043	615,602	12%
Unearned income	729,170	995,702	37%
Curr. maturities of long-term loan	190,215	329,486	73%
Total Current Liabilities	2,790,398	3,306,021	18%
NON-CURRENT LIABILITIES
Deferred tax liabilities	497,703	745,839	50%
Long term loan - net of current maturities	665,753	841,741	26%
Guaranteed notes - net	1,121,224	736,174	-34%
Others	23,716	41,583	75%
Total Non-current Liabilities	2,308,396	2,365,337	2%
EQUITY
Capital stock - Rp 1,000,000 par value
Authorized - 650,000 shares
Issued and fully paid - 182,570 shares	182,570	182,570	0%
Additional paid-in capital	1,504,854	1,504,854	0%
Retained earnings	8,623,644	12,189,973	41%
Total Equity	10,311,068	13,877,397	35%

TOTAL LIAB. & STOCKHOLDERS’ EQUITY	15,409,862	19,548,755	27%

Table 8
PT. TELKOMSEL
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2004

	2003	2004
	Rp. Mn	Rp. Mn	Growth

OPERATING REVENUES
Post-paid	3,453,077	3,699,561	7%
Prepaid	7,200,385	10,283,277	43%
International roaming	387,833	429,618	11%
Interconnection revenues (outpayment) - net	104,826	352,626	236%
Total Operating Revenues	11,146,121	14,765,082	32%

OPERATING EXPENSES
Personnel	406,678	486,928	20%
Operation & maintenance	1,652,626	1,984,134	20%
General & administrative	383,824	577,495	50%
Marketing & selling	181,708	355,829	96%
Rev. dependent & other cost of services	494,881	689,132	39%
Depreciation and amortization	1,680,553	2,651,028	58%
Total Operating Expenses	4,800,270	6,744,546	41%

EBIT (EARNINGS BEFORE INTEREST & TAXES)	6,345,851	8,020,536	26%
OTHER INCOME/(CHARGES)
Interest income/(expenses)	(126,863)	(99,461)	22%
Foreign exchange gain/(loss)	(73,017)	(62,029)	15%
Others - net	(16,300)	(26,102)	-60%
Other income/(charges) - net	(216,180)	(187,592)	13%

INCOME BEFORE TAX	6,129,671	7,832,944	28%
PROVISION FOR INCOME TAX	1,892,821	2,359,965	25%
NET INCOME	4,236,850	5,472,979	29%

EBITDA	8,026,404	10,671,564	33%
EBITDA MARGIN	72%	72%	0%

Table 9
PT. TELKOMSEL
OPERATIONAL INDICATORS AS OF DEC 31, 2003 & 2004

	Unit	2003	2004	Growth

CUSTOMER BASE
Net Additions
kartuHALO	Subscriber (000)	84	321	282%
simPATI	Subscriber (000)	3,494	2,976	-15%
KARTU As	Subscriber (000)	—	3,405	—
Total	Subscriber (000)	3,578	6,702	87%
Customer base
kartuHALO	Subscriber (000)	1,007	1,328	32%
simPATI	Subscriber (000)	8,582	11,558	35%
KARTU As	Subscriber (000)	—	3,405	—
Total	Subscriber (000)	9,589	16,291	70%

ARPU
Total (12 months average)
kartuHALO	Rp.'000 per mo.	314	304	-3%
simPATI	Rp.'000 per mo.	95	84	-12%
KARTU As	Rp.'000 per mo.	—	48	—
Blended	Rp.'000 per mo.	123	102	-17%
Non-voice/SMS (12 months average)
kartuHALO	Rp.'000 per mo.	30	41	37%
simPATI	Rp.'000 per mo.	23	23	0%
KARTU As	Rp.'000 per mo.	—	17	—
Blended	Rp.'000 per mo.	23		-100%
Blended	Rp.'000 per mo.	24	24	0%

AERPU (net revenues/average subscribers/12)	Rp.'000 per mo.	119	95	-20%

SMS
# messages/sub/month kartuHALO	message	113	130	15%
# messages/sub/month simPATI	message	69	68	-1%
# messages/sub/month KARTU As	message	—	35	—

NETWORK DATA
Network capacity
Base stations installed	Unit	4,820	6,205	29%
Overall capacity all network elements	Subs. '000	10,800	17,900	66%
Quality of service
Call success rate	%	94.62%	95.19%	0.57%
Call completion rate	%	99.19%	99.26%	0.07%

EMPLOYEE DATA
Total employees	person	2,869	3,331	16%
Efficiency ratio	Subs/employee	3,342	4,891	46%

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk., and SUBSIDIARIES
Breakdown of the Statement of Income (Audited)
For the Year Ended December 31, 2003 and 2004

	2003	2004	Growth
	(Rp. Million)	(Rp. Million)	(%)

1	2	3	4 = (3-2)/2

OPERATING REVENUE
Fixed Lines (wireline + wireless)
Local	2,349,449	3,194,977	35.99
Long distance	4,212,351	4,244,333	0.76
Monthly subscription charges	1,948,830	2,934,899	50.60
Instalation charges	223,130	201,313	(9.78)
Phone cards	34,371	15,561	(54.73)
Others	128,734	53,938	(58.10)
Total Fixed lines Revenues	8,896,865	10,645,021	19.65

Cellular	8,458,830	10,421,298	23.20
Interconnection
Cellular	3,908,292	5,351,613	36.93
International	184,097	641,210	248.30
Other	69,759	195,158	179.76
Total Interconnection Revenues	4,162,148	6,187,981	48.67
Joint Operation Scheme Revenues	1,486,307	656,614	(55.82)
Data and Internet
SMS	2,205,058	3,562,726	61.57
Multimedia	494,747	813,330	64.39
VoIP	328,284	318,854	(2.87)
ISDN	80,473	113,832	41.45
Total Data and Internet Revenues	3,108,562	4,808,742	54.69
Network
Leased lines	247,005	443,408	79.51
Satellite transponder lease	270,860	210,901	(22.14)
Total Network Revenues	517,865	654,309	26.35
Revenue Sharing Arrangement Revenues	258,464	280,576	8.56
Other Telecommunications Services (OTS)
Directory assistance	218,008	282,464	29.57
Others	8,874	10,761	21.28
Total OTS Revenues	226,882	293,225	29.24
TOTAL OPERATING REVENUES	27,115,923	33,947,766	25.19
OPERATING EXPENSES
Personnel	4,440,096	5,570,778	25.47
Depreciation	4,779,520	6,438,557	34.71
Operation, maintenance and telecommunications services
Operations and maintenance	1,744,806	2,398,159	37.45
Cost of phone cards	181,272	366,661	102.27
Lisence (Concession fees & radio frequency usage charges)	610,719	807,309	32.19
Electricity, gas and water	300,432	385,662	28.37
Insurance and Others	501,464	571,796	14.03
Total O & M	3,338,693	4,529,587	35.67
General and administrative
Provision for doubtful accounts and inventory obsolescence	326,419	357,695	9.58
Training, education and recruitment	126,927	228,524	80.04
Research, development and consultant	124,708	150,581	20.75
Collection expenses	273,767	358,957	31.12
Amortization of Intangible assets	730,659	872,330	19.39
Others	496,297	631,760	27.29
Total G & A	2,078,777	2,599,847	25.07
Marketing	502,898	881,930	75.37
TOTAL OPERATING EXPENSES	15,139,984	20,020,699	32.24
OPERATING INCOME	11,975,939	13,927,067	16.29

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk., and SUBSIDIARIES
Breakdown of the Statements of Income Audited (Continued)
For the Year Ended December 31, 2003 and 2004

	2003	2004	Growth
	(Rp. Million)	(Rp. Million)	(%)

1	2	3	4 = (3-2)/2

OPERATING INCOME	11,975,939	13,927,067	16.29

OTHER INCOME (CHARGES)
Interest income	366,024	317,941	(13.14)
Interest expense	(1,383,446)	(1,270,136)	(8.19)
Gain (loss) on foreign exchange - net	126,121	(1,220,760)	(1,067.93)
Equity in net income (loss) of associated companies	2,819	3,420	21.31
Income from supporting activities	169,444	112,504	(33.60)
Others - net	194,894	218,547	12.14
Total Other Income (Charges) - net	(524,144)	(1,838,485)	250.76

INCOME BEFORE TAX	11,451,795	12,088,582	5.56

TAX EXPENSE	(3,861,090)	(4,003,072)	3.68

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	7,590,705	8,085,510	6.52

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(1,503,478)	(1,956,301)	30.12

NET INCOME	6,087,227	6,129,209	0.69

NET INCOME PER SHARE (FULL AMOUNT)	301.95	304.03	0.69

NET INCOME PER ADS (40 SERIES B SHARE PER ADS) (FULL AMOUNT)	12,077.83	12,161.13	0.69

First Quarter 2005 Results
(Unaudited)
Date : May 6, 2005
No: C.TEL 139/PR110/UHI/2005

This document contains certain financial conditions and results of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM do not guarantee that any action, which should have been taken in reliance on this document will bring specific results as expected.

Tickers

NYSE : TLK            LSE : TKIA            JSX : TLKM

Divisions
Telkom Regions: I, II,III, IV,V, VI
KSO Region : VII

Shares in issues
20,159,999,280 shares

Major Shareholders
Govt. of Indonesia : 51.19%
Public : 48.81%

Conversion Rates (US$ 1.00)
2004 =Rp.8,565.0 (March 31, 2004)
2005 =Rp.9,471.5 (March 31, 2005)

FINANCIAL HIGHLIGHTS

	Q104	Q105	Growth
Key Indicators	(Rp. Bn)	(Rp. Bn)	(%)

Operating Revenues	7,756	9,347	20.5
Operating Expenses	4,539	5,652	24.5
Operating Income	3,217	3,695	14.8
EBITDA	4,927	5,483	11.3
Net Income	1,651	1,703	3.2
Net Income/share (Rp)	81.88	84.48	3.2
Net Income/ADR (Rp)	3,275.33	3,379.14	3.2
EBITDA Margin (%)	63.5%	58.7%	-4.9%

OPERATIONAL HIGHLIGHTS

Description	Unit	Q104	Q105	Growth (%)

TELKOM
LIS Wireline	(000)	8,308	8,611	3.6
LIS Wireless	(000)	422	1,844	337.4
Total	(000)	8,729	10,455	19.8

TELKOM
Customer:
Postpaid	(000)	1,033	1,374	33.0
Prepaid	(000)	9,710	12,102	24.6
KARTU As	(000)	—	4,391	—
Total	(000)	10,743	17,867	66.3

HIGHLIGHTS

▪	During the 1Q-05, 1,017 TELKOM’s employees have participated in the early retirement program, with total compensation of Rp 512 bn (excluding tax)

▪	TELKOMFlexi’s subscribers grew by 337%, covering 216 cities

▪	Total TELKOM’s subscribers (fixed wireline and wireless) reached 10.5 mn

▪	Telkomsel remains as a market leader with 55% market share

1

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT FOR THE FIRST QUARTER 2005 RESULTS
(Un-audited)

Jakarta, May 6, 2005 - PT Telekomunikasi Indonesia, Tbk. (“TELKOM” or “the Company”), has announced its audited consolidated financial statements and operational results for the first quarter 2005. All figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).

FINANCIAL RESULTS

Profit and Loss Statement

Revenues contribution :

Financial results as of March 31, 2005 compared to the same period ended March 31, 2004:

Operating Revenues increased by Rp. 1,590.6 bn or 20.5% compared to the same period last year, summarized as follows:

▪	Data and Internet Revenues increased by Rp. 410.4 bn or 40.7% compared to the same figure of last year, mainly due to the growth in TelkomNet Instan usage by 144.7% to 1.3 bn minutes and growth in SMS production by 51.4% to 3.5 bn.

▪	Interconnection Revenues increased by Rp.512.4 bn or 38.4% compared to the same figure of last year, mainly due to the growth in cellular subscribers, long distance usage and international traffic.

▪	Cellular Revenues increased by Rp. 570.4 bn or 23.3% compared to the same figure of last year, mainly due to the increase in total Telkomsel’s subscribers by 66.3%.

▪	Fixed phone Revenues increased by Rp.99.0 bn or 3.8% compared to the same figure of last year, mainly due to the growth in LIS wireline by 3.6%.

Operating Expenses increased by Rp. 1,113.3 bn or 24.5%, summarized as follows:

▪	Personnel Expense increased by Rp.683.7 or 49.4%, mainly due to the increase in early retirement cost from Rp.380 mn in 1Q-04 to Rp.511 bn in 1Q-05.

▪	Operation & Maintenance Expense increased by Rp. 313.2 bn or 32.8%, mainly due to the increase in Concession fees and Radio Frequency charges as a result from the increase in BTS and RBS.

▪	General & Administrative, Marketing and Depreciation Expenses increased slightly by 8.4%, 8.1% and 3.9%, respectively.

2

As of the period ended March 31, 2005, TELKOM recorded Operating Income of Rp.3,694.7 bn or increased by 14.8% compared to the same period last year and EBITDA of Rp. 5,483.4 bn or increased by 11.3%.

Other Charges increased by 38.6% from Rp.216.6 bn to Rp.300.1 bn in 1Q-05, mainly due to the Loss on Foreign Exchange.

Net Income

For the first quarter 2005, the Company recorded an increase in Net Income by 3.2% to Rp.1,703.0 bn.

CAPITAL EXPENDITURE

For the year 2005, TELKOM group budgeted Rp 13,708.9 bn on CAPEX, primarily consisting of Rp 6,140.7 bn for TELKOM and approximately USD 650-750 mn for TELKOMSEL.

TELKOM (unconsolidated)

During the first quarter 2005, the Company has spent Rp.286.1 bn for CAPEX (payment based), which consist of:

Amount (Rp. Bn)
Infrastructure	258.1
Commercial services	16.2
Supporting services	11.8
Long Term investment	—
Total	286.1

TELKOMSEL

From January to March 2005, Telkomsel added Rp.1,170.0 bn (US$126 mn) to fixed-assets for network infrastructures and other investments. Cash spending on capex for 1Q-05 was Rp.1,170.0 bn (US$ 126 mn). There were 731 new BTS’s installed and 1.7 mn subscribers capacity added in 1Q-05. Overall network capacity as of end of March 2005 was approximately 19.6 mn subscribers.

CONSOLIDATED DEBT

As of March 31, 2005, breakdown of debt portfolio (short-term and long-term) in foreign currencies and Rupiah equivalents were as follows:

Consolidated debt composition:

		Rp Equivalent
Currencies	Years	(bn)	Portion (%)

IDR/ Rupiah	2004	4,124.8	28.5
	2005	4,688.6	28.2

Foreign Crncy	2004	10,323.7	71.5
	2005	11,920.4	71.8

Total	2004	14,448.5	100.0
	2005	16,609.0	100.0

TELKOM’s DEBTs (unconsolidated)

As of March 31, 2005, breakdown of debt portfolio (short-term and long-term) in original currencies and Rupiah equivalents were as follows:

3

		Rp Equivalent
Currencies	Years	(bn)	Portion

IDR/ Rupiah	2004	4,062.0	33.1
	2005	4,508.2	30.3

Foreign Crncy	2004	8,207.7	66.9
	2005	10,372.6	69.7

Total	2004	12,269.7	100.0
	2005	14,880.8	100.0

TELKOM hedges its foreign currencies exposures through time deposit placement, mainly in US Dollar. As of March 31, 2005, the Company’s deposit covered approximately 1.36% of foreign debts from April 1, 2005 to March 31, 2006.

OPERATIONAL RESULTS

Fixed-Lines in Service (including Fixed Wireless)

As of March 31, 2005, TELKOM including KSO VII, recorded 10.45 mn fixed lines in service, consisting of 8.61 mn of wire-lines and 1.84 mn of fixed-wireless.

Net additional lines in service during the 1Q-05 reached 0.47 mn lines, which was higher than the figure of the 1Q-04 of 0.25 mn lines.

Fixed-Wireless CDMA Services

Flexi still recorded high growth in LIS(337.8%)

As of March 31, 2005, TELKOMFlexi contributed Rp.381.4 bn to TELKOM revenues, mainly generated from voice, SMS, and interconnection.

TELKOMFlexi performances as of March 31, 2005 are as follows:

Descriptions	Unit	Q104	Q105	Growth(%)

Line in service
Classy/Postpaid	Subs	335,453	765,612	128.2
Trendy/Prepaid	Subs	85,635	1,078,077	1,158.9
Total	Subs	421,088	1,843,689	337.8
Sales
Classy/Postpaid	Subs	128,597	155,835	21.2
Trendy/Prepaid	Subs	48,961	542,715	1,008.5
Total	Subs	177,558	698,550	293.4
ARPU (3 months average)
Classy/Postpaid	Rp.(000)	183	134	(26.8)
Trendy/Prepaid	Rp.(000)	32	33	2.2
Blended	Rp.(000)	153	78	(49.1)
NETWORK
BTS	unit	412	1,256	204.9
Number of city in service	city	43	216	402.3

TELKOM International Call 007 (TIC-007)

As of March 31, 2005, TIC-007 generated revenues Rp. 158 bn with the figure as follows:

4

Description	Unit	Incoming	Outgoing	Total

Traffic	mn. minutes	82.5	33.8	116.3

Revenue	Rp. bn	61.0	97.0	158.0

Cellular Services

Telkomsel subscriber’s market share reached 55%

Telkomsel is the largest mobile communication company in Indonesia with 55% subscriber’s market share and total subscribers of 17.9 mn at the end of March 2005.

Data and Internet Services

As of March 31, 2005, the total access to TELKOMNet Instan connectivity amounted to 1,318 mn minutes or increased by 144.7% from the same period last year. Meanwhile, the total of Telkomsel’s SMS production increased by 51.4% to 3.53 bn SMS.

HUMAN RESOURCES

Total compensation for early retirement program during 1Q-05 amount Rp 512 bn (excluding tax)

As of March 31, 2005, the total number of TELKOM’s (as a single entity) employees was 28,420 persons, consisting of 25,097 persons in TELKOM Regions and 3,323 persons in KSO Region.

Productivity per employee as measured by the number of fixed lines in service per employee as of March 31, 2005 was 356 compare to 287 for 2004.

During the 1Q-05, 1,017 TELKOM’s employees have participated in early retirement program, with total compensation of Rp 512 bn (excluding tax).

RECENT DEVELOPMENTS

Implementation of DLD Access Code

On April 1, 2005, the Ministry of Communication and Information have issued Release no. 92/M.Kominfo/2005 regarding Implementation of Domestic Long Distance (DLD) Access Code. TELKOM is ready to implement interconnection and open Indosat’s DLD access code in several location as mentioned in the Release after reaching technical and business arrangements formulated under Interconnection Agreement between both parties.

Buy Back of Telkomsel’s Guaranteed Notes.

Telkomsel has per April 30th 2005 executed the call option (at 102.5%) for the full remaining outstanding amount of the Guaranteed Notes issued in 2002. The Notes have effectively been called and settled on May 4th and the re-called Notes will be cancelled.

Corporate Secretary,

ADEK JULIANWAR

5

Table 1
PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2004 AND 2005

	2004	2005
	Rp. mn	Rp. mn
ASSETS

CURRENT ASSETS
Cash and cash equivalents	5,168,914	6,180,470
Temporary investments	—	46,220
Trade accounts receivable
Related parties - net of allowance for doubtful accounts of Rp82,804 in 2004, and Rp99,523 in 2005	676,908	678,393
Third parties - net of allowance for doubtful accounts of Rp413,726 in 2004 and Rp508,301 in 2005	2,895,600	3,200,061
Other accounts receivable - net of allowance for doubtful accounts of Rp55,737 in 2004 and Rp14,553 in 2004	38,150	54,731
Inventories - net of allowance for obsolescence of Rp40,414 in 2004 and Rp56,940 in 2005	177,598	172,343
Prepaid expenses	643,390	995,512
Prepaid taxes	90,654	68,605
Other current assets	40,534	44,455

Total Current Assets	9,731,748	11,440,790

NON-CURRENT ASSETS
Long-term investments - net	136,741	85,389
Property, plant and equipment - net of accumulated depreciation of Rp26,497,621 in 2004 and Rp30,879,083 in 2005	36,307,769	39,732,501
Property, plant and equipment under revenue-sharing arrangements - net of accumulated depreciation of Rp809,772 in 2004 and Rp668,053 in 2005	286,914	468,293
Prepaid pension cost	233,563	69,387
Advances and other non-current assets	288,645	1,432,433
Goodwill and other intangible assets - net of accumulated amortization of Rp1,182,787 in 2004 and Rp2,075,572 in 2005	5,843,560	5,181,887
Advance payments for investment in shares of stock	65,458	—
Escrow account	250,409	59,325

Total Non-current Assets	43,413,059	47,029,215

TOTAL ASSETS	53,144,807	58,470,005

6

Table 1 (continued)
PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2004 AND 2005

	2004	2005
	Rp. mn	Rp. mn
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable
Related parties	623,367	951,699
Third parties	2,331,355	2,780,341
Other accounts payable	61,188	133,142
Taxes payable	714,840	1,276,180
Dividends payable	11,799	62,690
Accrued expenses	1,775,433	1,757,707
Unearned income	755,059	1,089,655
Advances from customers and suppliers	427,791	413,855
Short-term bank loans	1,037,644	1,109,153
Current maturities of long-term liabilities	2,358,319	3,043,517

Total Current Liabilities	10,096,795	12,617,939

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	3,515,565	3,063,582
Unearned income on revenue-sharing arrangements	111,184	333,842
Unearned initial investor payments under joint operation scheme	28,497	19,330
Provision for long service award	512,954	584,720
Provision for post-retirement health care benefits	2,007,930	1,857,813
Provision for other post-retirement benefits	11,402	21,677
Long-term liabilities - net of current maturities
Two-step loans - related party	6,495,522	5,241,761
Notes and bonds	1,761,501	1,596,167
Bank loans	2,138,446	2,026,238
Liabilities for acquisition of business	3,766,407	3,592,182
Suppliers’ credit loans	680	—
Bridging loan	517	—
Other long-term debt	9,378	—

Total Non-current Liabilities	20,359,983	18,337,312

MINORITY INTEREST IN NET ASSETS OF SUBSIDIARIES	3,724,385	5,549,979

EQUITY
Capital stock - Rp250 par value per Series A
Dwiwarna share and Series B share
Authorized - one Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid - one Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Difference in value of restructuring transactions between entities under common control	(7,288,271)	(7,288,271)
Difference due to change of equity in associated companies	385,595	385,595
Unrealized loss on decline in value of securities	—	1,290
Translation adjustment	224,232	229,595
Retained earnings
Appropriated	1,559,068	1,680,813
Unappropriated	17,969,687	20,842,420

Total Equity	18,963,644	21,964,775

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	53,144,807	58,470,005

7

Table 2
PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIOD ENDED MARCH 31, 2004 AND 2005

	2004	2005
	Rp. mn	Rp. mn
OPERATING REVENUES
Telephone
Fixed lines	2,628,041	2,727,068
Cellular	2,449,493	3,019,873
Interconnection	1,335,802	1,848,186
Joint operation schemes	94,807	166,746
Data and Internet	1,009,452	1,419,869
Network	120,726	108,955
Revenue-sharing arrangements	59,173	29,897
Other telecommunications services	58,801	26,299

Total Operating Revenues	7,756,295	9,346,893

OPERATING EXPENSES
Personnel	1,384,220	2,067,943
Depreciation	1,500,998	1,559,218
Operations, maintenance and telecommunication services	955,204	1,268,444
General and administrative	532,423	577,012
Marketing	166,096	179,621

Total Operating Expenses	4,538,941	5,652,238

OPERATING INCOME	3,217,354	3,694,655

OTHER INCOME (CHARGES)
Gain on sale of long-term investment in Telkomsel	—	—
Interest income	53,799	57,295
Interest expense	(333,734)	(312,807)
Gain (loss) on foreign exchange - net	(50,470)	(176,382)
Equity in net income (loss) of associated companies	18	2,778
Others - net	113,820	129,027

Other income (charges) - net	(216,567)	(300,089)

INCOME BEFORE TAX	3,000,787	3,394,566

TAX EXPENSE
Current tax	(946,668)	(1,347,588)
Deferred tax	31,007	288,500

	(915,661)	(1,059,088)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	2,085,126	2,335,478

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(434,359)	(632,451)

NET INCOME	1,650,767	1,703,027

BASIC EARNINGS PER SHARE
Net income per share -Rp	81.88	84.48

Net income per ADS-Rp (40 Series B shares per ADS)	3,275.33	3,379.14

8

Table 3
PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIOD ENDED MARCH 31, 2004 AND 2005

	2004	2005
	Rp. mn	Rp. mn
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone and interconnection - net
Fixed lines	2,455,558	2,677,841
Cellular	2,066,558	3,019,537
Joint operation scheme	79,687	239,204
Interconnection - net	1,534,187	1,727,858
Other services	874,718	1,545,020

Total cash receipts from operating revenues	7,010,708	9,209,460
Cash payments for operating expenses	(2,220,604)	(2,824,119)

Cash generated from operations	4,790,104	6,385,341

Interest received	54,190	57,492
Income tax payments	(1,873,559)	(1,800,340)
Interest paid	(315,641)	(190,894)
Cash receipt (refund) from/to customers and advances	84,489	135,425

Net Cash Provided by Operating Activities	2,739,583	4,587,024

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	2,719	5,312
Purchase of marketable securities and placements in time deposits	—	(25,865)
Acquisition of businesses, net of cash acquired	—	168,171
Acquisition of property, plant and equipment	(1,489,239)	(2,583,361)
Decrease in advances and others	112,021	66,945

Net Cash Used in Investing Activities	(1,374,499)	(2,368,798)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment for debt issuance cost	(520,234)	(1,039,143)
Repayments of promissory notes	(1,582,618)	—
Cash dividends paid	8,019	—
Increase in escrow accounts	(271,738)	(23,045)
Receipts from loan	1,159,706	299,867

Net Cash Used in Financing Activities	(1,206,865)	(762,321)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	158,219	1,455,905

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	13,015	(131,559)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,997,680	4,856,124

CASH AND CASH EQUIVALENTS AT END OF YEAR	5,168,914	6,180,470

9

Table 4
FINANCIAL RATIOS AS OF MARCH 31, 2004 and 2005

	2004	2005	Growth (%)
1	2	3	4=(3-2)/2

Contribution of pulses to total fixed-phone revenue:
Local Calls (%)	26.14	30.99	4.85
Domestic Long Distance Calls (%)	48.19	35.73	(12.47)
Monthly subscription charges (%)	22.71	29.29	6.59
Installation charges (%)	2.10	1.85	(0.25)
Phone-card	0.15	0.09	(0.06)
Others (%)	0.71	2.05	1.34
Contribution to total operating revenues:
Cellular (%)	31.58	32.31	0.73
Fixed-phone (%)	33.88	29.18	(4.71)
Revenue under JOS (%)	1.22	1.78	0.56
Interconnection (%)	17.22	19.77	2.55
Network (%)	1.56	1.17	(0.39)
Data dan internet (%)	13.01	15.19	2.18
Revenue under RSA (%)	0.76	0.32	(0.44)
Other telecommunications services (%)	0.76	0.28	(0.48)
Average Fixed Phone Revenue per user/month	171,782	165,936	(3.40)
EBITDA (Rp million) *)	4,927,435	5,483,411	11.28
EBITDA margin (%)	63.53	58.67	(4.86)
Operating margin (%)	41.48	39.53	(1.95)
Profit Margin (%)	21.28	18.22	(3.06)
Current ratio (%)	96.38	90.88	(5.50)
Return on Assets (%)	3.11	2.91	(0.19)
Return on Equity (%)	8.70	7.74	(0.96)
Total Liabilities to Equity (%)	160.61	140.61	(19.99)
Gearing (Net Debt to Equity) (%)	64.07	46.94	(17.13)
Debt to Equity (%)	92.64	75.52	(17.13)
Debt to EBITDA (%)	356.54	302.90	(53.65)
Debt Service Ratio (Times)	1.3	1.2	(0.09)
EBITDA to Interest Expense (times)	14.8	17.5	2.77
EBITDA to Net Debt (%)	40.6	53.1	12.56

10

Table 5
FIXED TELEPHONE LINE
AS OF MARCH, 2004 and 2005

		2003	2004	Growth (%)
1	2	3	4	5=(4-3)/3

Exchange Capacity TELKOM Division
Wireline	Lines	8,580,788	8,852,419	3.17%
Wireless	Lines	713,150	1,952,644	173.81%
Total Exchange Cap. TELKOM (Wireline & Wireless)	Lines	9,293,938	10,805,063	16.26%

Exchange Capacity KSO Division
Wireline	Lines	885,094	970,763	9.68%
Wireless (MSC)	Lines	61,550	179,700	191.96%
Total Exchange Cap. KSO (Wireline & Wireless)	Lines	946,644	1,150,463	21.53%

Exchange Capacity TELKOM & KSO Division
Wireline	Lines	9,465,882	9,823,182	3.77%
Wireless	Lines	774,700	2,132,344	175.25%
Total Exchange Cap. TELKOM & KSO (Wireline & Wireless)	Lines	10,240,582	11,955,526	16.75%

Installed Lines TELKOM Division
Wireline	Lines	8,055,199	8,326,801	3.37%
Wireless	Lines	697,650	2,628,502	276.77%
Total Installed Lines TELKOM (Wireline & Wireless)	Lines	8,752,849	10,955,303	25.16%

Installed Lines KSO Division
Wireline	Lines	837,547	941,578	12.42%
Wireless	Lines	61,550	199,097	223.47%
Total Installed Lines KSO (Wireline & Wireless)	Lines	899,097	1,140,675	26.87%

Installed Lines TELKOM & KSO Division
Wireline	Lines	8,892,746	9,268,379	4.22%
Wireless	Lines	759,200	2,827,599	272.44%
Total Installed Lines TELKOM & KSO (Wireline & Wireless)	Lines	9,651,946	12,095,978	25.32%

Subscribers TELKOM Division
Wireline	Lines	7,148,307	7,368,775	3.08%
Wireless	Lines	380,761	1,700,433	346.59%
Total Subscribers TELKOM Division (Wireline & Wireless)	Lines	7,529,068	9,069,208	20.46%

Subscribers KSO Division
Wireline	Lines	749,057	819,312	9.38%
Wireless	Lines	39,732	137,620	246.37%
Total Subscribers KSO Division (Wireline & Wireless)	Lines	788,789	956,932	21.32%

Subscribers TELKOM & KSO Division
Wireline	Lines	7,897,364	8,188,087	3.68%
Wireless	Lines	420,493	1,838,053	337.12%
Total Subscribers -TELKOM & KSO Division (Wireline & Wireless)	Lines	8,317,857	10,026,140	20.54%

Public Phone TELKOM Division
Wireline	Lines	384,410	394,224	2.55%
Wireless	Lines	1,124	5,636	401.42%
Total Public Phone TELKOM Division (Wireline & Wireless)	Lines	385,534	399,860	3.72%

Public Phone KSO Division
Wireline	Lines	26,042	28,620	9.90%
Wireless	Lines	—	—	0.00%
Total Public Phone KSO Division (Wireline & Wireless)	Lines	26,042	28,620	9.90%

Public Phone TELKOM & KSO Division
Wireline	Lines	410,452	422,844	3.02%
Wireless	Lines	1,124	5,636	401.42%
Total Public Phone TELKOM & KSO Division (Wireline & Wireless)	Lines	411,576	428,480	4.11%

Lis Fixed TELKOM Division
Wireline	Lines	7,532,717	7,762,999	3.06%
Wireless	Lines	381,885	1,706,069	346.75%
Total Lines In Services TELKOM (Wireline & Wireless)	Lines	7,914,602	9,469,068	19.64%

Lis Fixed KSO Division
Wireline	Lines	775,099	847,932	9.40%
Wireless	Lines	39,732	137,620	246.37%
Total Lines In Services KSO (Wireline & Wireless)	Lines	814,831	985,552	20.95%

Lis Fixed TELKOM & KSO Division
Wireline	Lines	8,307,816	8,610,931	3.65%
Wireless	Lines	421,617	1,843,689	337.29%
Total Lines In Services TELKOM & KSO Division (Wireline & Wireless)	Lines	8,729,433	10,454,620	19.76%

Column 3	Column 4
TELKOM Division includes :	TELKOM Division includes :
Regional Division - I Sumatera	Regional Division - I Sumatera
Regional Division - II Jakarta	Regional Division - II Jakarta
Regional Division - III West Java	Regional Division - III West Java
Regional Division - IV Central Java	Regional Division - IV Central Java
Regional Division - V East Java	Regional Division - V East Java
Regional Division - VI kalimantan	Regional Division - VI kalimantan

11

Table 6
PULSE PRODUCTION
AS OF MARCH 31, 2004 and 2005

		2003	2004	Growth (%)
1	2	3	4	5=(4-3)/3

Production :
Subscriber -TELKOM Division
Wireline	Pulses	14,614,945,172	14,378,079,438	-1.62%
Wireless (exclude data & sms)	second	9,254,001,493	37,042,263,308	300.28%
Total Subscriber Production - TELKOM (Division Wireline & Wireless)

Subscriber -KSO Division
Wireline	Pulses	1,694,413,761	2,274,620,927	34.24%
Wireless (exclude data & sms)	second	2,485,334,449	3,916,311,810	57.58%
Total Subscriber Production - KSO Division (Wireline & Wireless)

Subscriber TELKOM & KSO Division
Wireline	Pulses	16,309,358,933	16,652,700,365	2.11%
Wireless (exclude data & sms)	second	11,739,335,942	40,958,575,118	248.90%
Total Subscriber Production - TELKOM & KSO Division (Wireline & Wireless)

Public Phone -TELKOM Division
Wireline	Pulses	3,566,954,451	3,010,380,131	-15.60%
Wireless (exclude data & sms)	second	113,374,213	1,190,442,786	950.01%
Total Public Phone Production - TELKOM Division (Wireline & Wireless)

Public Phone - KSO Division
Wireline	Pulses	558,832,181	503,106,982	-9.97%
Wireless (exclude data & sms)	second	2,792,503	55,077,854	1872.35%
Total Public Phone Production - KSO Division (Wireline & Wireless)

Public Phone - TELKOM & KSO Division
Wireline	Pulses	4,125,786,632	3,513,487,113	-14.84%
Wireless (exclude data & sms)	second	116,166,716	1,245,520,640	972.18%
Total Public Phone Production - TELKOM & KSO Division (Wireline & Wireless)

Lines in Services - Production
Wireline	Pulses	20,435,145,564	20,166,187,478	-1.32%
Wireless (exclude data & sms)	second	11,928,025,422	42,204,095,758	253.82%
Total LIS’s Pulse Production TELKOM & KSO Division (Wireline & Wireless)

Productivity Per Average Subscriber Line
Wireline	Pulses/Line	2,077	2,082	0.25%
Wireless (* 2003 Pulse/Line, 2004 Detik/Line)	second/Line	55,836	44,567	-20.18%
Pulses Per Avrg,Subscr,Line ( TELKOM & KSO Division )

Productivity Per Average LIS
Wireline	Pulses/Line	2,474	2,397	-3.09%
Wireless	second/Line	56,582	45,782	-19.09%
Pulses Per Average LIS ( TELKOM & KSO Division )

Column 3	Column 4
TELKOM Division includes :	TELKOM Division includes :
Regional Division - I Sumatera	Regional Division - I Sumatera
Regional Division - II Jakarta	Regional Division - II Jakarta
Regional Division - III West Java	Regional Division - III West Java
Regional Division - IV Central Java	Regional Division - IV Central Java
Regional Division - V East Java	Regional Division - V East Java
Regional Division - VI kalimantan	Regional Division - VI kalimantan

12

Table 7
PT . TELKOMSEL
BALANCE SHEETS
AS OF MARCH 31, 2004 and 2005

	2004	2005
	Rp. Mn	Rp. Mn	Growth
CURRENT ASSETS
Cash and cash equivalents	2,173,547	4,215,471	94%
Short-term investment	—	44,955	—
Acct. receivable - net of allow for doubtful acct.	243,637	262,561	8%
Accrued income	375,715	441,439	17%
Advances	30,673	8,345	-73%
Inventories	16,569	67,301	306%
Prepayments	298,422	475,455	59%
Claim for tax refund	29,651	39,413	—
Others	7,613	—	-100%
Total Current Assets	3,175,827	5,554,940	75%
LONG-TERM INVESTMENT	—	9,290	—
PROPERTY, PLANT AND EQUIPMENT
Fixed assets	17,676,943	22,179,388	25%
Work in progress	218,774	422,790	93%
Accumulated depreciation	(4,696,132)	(6,875,534)	-46%
PPE - Net Book Value	13,199,585	15,726,644	19%
OTHER ASSETS
Advances for PPE	—	499,669	—
Others	35,039	34,445	- 2%
Total Other Assets	35,039	534,114	1424%
TOTAL ASSETS	16,410,451	21,824,988	33%

CURRENT LIABILITIES
Short-term loan	—	170,000	—
Accounts payable	273,896	291,309	6%
Accrued liabilities	1,289,191	1,432,029	11%
Taxes payable	360,729	499,079	38%
Unearned income	741,592	1,063,860	43%
Guaranteed notes - net	—	751,313	—
Curr. maturities of long-term loan	191,144	326,515	71%
Total Current Liabilities	2,856,552	4,534,105	59%
NON-CURRENT LIABILITIES
Deferred tax liabilities	565,689	777,511	37%
Long term loan - net of current maturities	669,003	834,682	25%
Guaranteed notes - net	779,782	—	- 100%
Others	—	—	—
Total Non-current Liabilities	2,014,474	1,612,193	-20%
EQUITY
Capital stock - Rp 1,000,000 par value
Authorized - 650,000 shares
Issued and fully paid - 182,570 shares	182,570	182,570	0%
Additional paid-in capital	1,504,854	1,504,854	0%
Retained earnings	9,852,001	13,991,266	42%
Total Equity	11,539,425	15,678,690	36%

TOTAL LIAB . & STOCKHOLDERS’ EQUITY	16,410,451	21,824,988	33%

13

Table 8
PT. TELKOMSEL
STATEMENTS OF INCOME
AS OF MARCH 31, 2004 and 2005

	2004	2005
	Rp. Mn	Rp. Mn	Growth
OPERATING REVENUES
Post-paid	922,805	1,073,157	16%
Prepaid	2,517,132	3,428,359	36%
International roaming	155,685	197,363	27%
Interconnection revenues	487,377	666,953	37%
Gross Operating Revenues	4,082,999	5,365,832	31%
Less:
- Dealer Discounts/Commissions	241,022	353,709	47%
- Interconnect / Intl. roaming / Data provider Outpayment	512,352	599,884	17%
Net Operating Revenues	3,329,625	4,412,239	33%

OPERATING EXPENSES
Personnel	117,990	139,766	18%
Operation & maintenance	470,152	603,434	28%
General & administrative	125,064	126,682	1%
Marketing & selling	73,896	91,943	24%
Rev. dependent & other cost of services	163,050	248,811	53%
Depreciation and amortization	642,565	621,358	-3%
Total Operating Expenses	1,592,717	1,831,994	15%

EBIT (EARNINGS BEFORE INTEREST & TAXES)	1,736,908	2,580,245	49%
OTHER INCOME/(CHARGES)
Interest income & financing charges	(63,334)	(8,725)	86%
Foreign exchange gain/(loss)	57,814	(10,465)	-118%
Others - net	8,063	12,893	60%
Other income/(charges) - net	2,543	(6,297)	348%

INCOME BEFORE TAX	1,739,451	2,573,948	48%
PROVISION FOR INCOME TAX	511,094	772,655	51%
NET INCOME	1,228,357	1,801,293	47%

EBITDA	2,379,473	3,201,603	35%
EBITDA Margin - over net revenues	71%	73%	2%
EBITDA Margin - over gross revenues	58%	60%	2%

14

Table 9
PT. TELKOMSEL
OPERATIONAL INDICATORS AS OF MARCH 31, 2004 & 2005

	Unit	2004	2005	Growth
CUSTOMER BASE
Net Additions
kartuHALO	Subscriber (000)	25	46	84%
simPATI	Subscriber (000)	1,129	544	-52%
KARTU As	Subscriber (000)	—	986	—
Total	Subscriber (000)	1,154	1,576	37%

Customer base
kartuHALO	Subscriber (000)	1,033	1,374	33%
simPATI	Subscriber (000)	9,710	12,102	25%
KARTU As	Subscriber (000)	—	4,391	—
Total	Subscriber (000)	10,743	17,867	66%

ARPU
Total (3 months average)
kartuHALO	Rp.'000 per mo.	327	289	-12%
simPATI	Rp.'000 per mo.	90	79	-12%
KARTU As	Rp.'000 per mo.	—	44	—
Blended	Rp.'000 per mo.	115	88	-23%
Non-voice/SMS (3 months average)
kartuHALO	Rp.'000 per mo.	35	45	29%
simPATI	Rp.'000 per mo.	24	23	-4%
KARTU As	Rp.'000 per mo.	—	15	—
Blended	Rp.'000 per mo.	25	19	-24%

Effective ARPU (net booked revenues / average subs /)	Rp. '000 per mo.	109	86	-21%

SMS
# messages/sub/month kartuHALO	message	123	137	11%
# messages/sub/month simPATI	message	71	66	-7%
# messages/sub/month KARTU As	message	—	58	—

NETWORK DATA
Network capacity

Base stations installed	Unit	5,118	6,936	36%
Overall capacity all network elements	Subs. '000	12,000	19,600	63%
Quality of service
Call success rate	%	96.02%	95.35%	-0.67%
Call completion rate	%	99.29%	99.25%	-0.04%

EMPLOYEE DATA
Total employees	person	3,001	3,391	13%
Efficiency ratio	Subs/employee	3,580	5,269	47%

15

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk., and SUBSIDIARIES
Breakdown of the Statement of Income
For the Three month Ended March 31, 2004 and 2005

	2004	2005	Growth
	(Rp. Million)	(Rp. Million)	(%)

1	2	3	4 = (3-2)/2

OPERATING REVENUE
Fixed Lines (wireline + wireless)
Local	687,052	845,195	23.02
Long distance	1,266,507	974,265	(23.07)
Monthly subscription charges	596,705	798,860	33.88
Instalation charges	55,308	50,520	(8.66)
Phone cards	3,926	2,415	(38.49)
Others	18,543	55,813	200.99
Total Fixed lines Revenues	2,628,041	2,727,068	3.77

Cellular	2,449,493	3,019,873	23.29
Interconnection
Cellular	1,185,434	1,555,099	31.18
International	114,704	254,000	121.44
Other	35,664	39,087	9.60
Total Interconnection Revenues	1,335,802	1,848,186	38.36
Joint Operation Scheme Revenues	94,807	166,746	75.88
Data and Internet
SMS	748,642	1,071,497	43.13
VoIP	146,305	246,730	68.64
Multimedia	88,544	54,649	(38.28)
ISDN	25,961	46,993	81.01
Total Data and Internet Revenues	1,009,452	1,419,869	40.66
Network
Leased lines	69,089	56,531	(18.18)
Satellite transponder lease	51,637	52,424	1.52
Total Network Revenues	120,726	108,955	(9.75)
Revenue Sharing Arrangement Revenues	59,173	29,897	(49.48)
Other Telecommunications Services (OTS)
Directory assistance	56,250	24,292	(56.81)
Others	2,551	2,007	(21.35)
Total OTS Revenues	58,801	26,299	(55.27)
TOTAL OPERATING REVENUES	7,756,295	9,346,893	20.51
OPERATING EXPENSES
Personnel	1,384,220	2,067,943	49.39
Depreciation	1,500,998	1,559,218	3.88
Operation, maintenance and telecommunications services
Operations and maintenance	446,211	599,234	34.29
Cost of phone cards	83,302	133,878	60.71
Lisence (Concession fees & radio frequency usage charges)	196,613	279,682	42.25
Electricity, gas and water	91,901	99,371	8.13
Insurance and Others	137,177	156,278	13.92
Total O & M	955,204	1,268,444	32.79
General and administrative
Provision for doubtful accounts and inventory obsolescence	98,348	119,359	21.36
Training, education and recruitment	32,833	27,382	(16.60)
Research, development and consultant	26,457	15,973	(39.63)
Collection expenses	49,600	80,351	62.00
Amortization of Intangible assets	209,083	229,538	9.78
Others	116,102	104,409	(10.07)
Total G & A	532,423	577,012	8.37
Marketing	166,096	179,621	8.14
TOTAL OPERATING EXPENSES	4,538,941	5,652,238	24.53

OPERATING INCOME	3,217,354	3,694,655	14.84

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk., and SUBSIDIARIES
Breakdown of the Statements of Income (Continued)
For the Three month Ended March 31, 2004 and 2005

	2004	2005	Growth
	(Rp. Million)	(Rp. Million)	(%)

1	2	3	4 = (3-2)/2

OPERATING INCOME	3,217,354	3,694,655	14.84

OTHER INCOME (CHARGES)
Interest income	53,799	57,295	6.50
Interest expense	(333,734)	(312,807)	(6.27)
Gain (loss) on foreign exchange - net	(50,470)	(176,382)	249.48
Equity in net income (loss) of associated companies	18	2,778	15,568.24
Income from supporting activities	47,144	44,005	(6.66)
Others - net	66,676	85,022	27.51
Total Other Income (Charges) - net	(216,567)	(300,089)	38.57

INCOME BEFORE TAX	3,000,787	3,394,566	13.12

TAX EXPENSE	(915,661)	(1,059,088)	15.66

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	2,085,126	2,335,478	12.01

MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	(434,359)	(632,451)	45.61

NET INCOME	1,650,767	1,703,027	3.17

NET INCOME PER SHARE (FULL AMOUNT)	81.88	84.48	3.17

NET INCOME PER ADS (40 SERIES B SHARE PER ADS) (FULL AMOUNT)	3,275.33	3,379.14	3.17